FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

COMMISSION FILE NO. 000-19696

RNS – Offer Document Posted and Relevant Securities in Issue Update

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	18 March 2004

Recommended Cash and Share Offer

by

SERENA Software, Inc.

and by

Lehman Brothers

on its behalf

(outside the United States)

for

the entire issued and to be issued share capital of

Merant plc

SERENA Software, Inc. (“SERENA”) announces that the Offer Document in relation to the recommended cash and share offer (the “Offer”) for Merant plc (“Merant”), which was announced on 3 March 2004, was posted to Merant Securityholders today, thereby commencing the Offer.

Acceptances of the Offer must be received by not later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Thursday 15 April 2004, unless SERENA extends the Offer.

In accordance with the requirements of Rule 2.10 of the City Code, SERENA announces that following the exercise of 34,596 options, the number of SERENA ordinary shares of $0.001 (International Securities Identification Number US8174921010) in issue outside treasury has increased from 38,352,090 on 2 March 2004 to 38,386,686 as of 15 March 2004. The total number of options granted by SERENA and outstanding over SERENA ordinary shares has correspondingly reduced from 5,269,084 to 5,234,488.

Enquiries:

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Lehman Brothers
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

Terms defined in the Offer Document have the same meaning in this announcement.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA has filed a Registration Statement on Form S-4 relating to the Offer. SERENA is also filing a Tender Offer Statement and other related documentation and Merant is filing a Solicitation/Recommendation Statement with the SEC. Free copies of these documents will be available on the SEC’s web site at www.sec.gov. The Registration Statement and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.

On March 8, 2004, SERENA filed with the Securities and Exchange Commission (the “SEC”) a registration statement, as amended by amendment no. 1 to the registration statement filed on March 18, 2004, that includes a prospectus of SERENA, and other relevant materials in connection with the proposed offer. On March 18, 2004, SERENA filed a Schedule TO containing a tender offer statement and other relevant materials in connection with the proposed offer. The prospectus, the tender offer statement and other offer materials were mailed to the stockholders of Merant on or about March 18, 2004. Investors and security holders of Merant plc are urged to read the prospectus and the other relevant materials before making any decision to tender their shares because they contain important information about SERENA, Merant and the proposed transaction. The prospectus, the tender offer statement (when filed), other relevant materials, and any other documents filed by SERENA or Merant with the SEC, may be obtained free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SERENA by contacting SERENA Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522 6600. Investors and security holders may obtain free copies of the documents filed with the SEC by Merant by contacting Merant Investor Relations, 3445 NW 211th Terrace, Hillsboro, Oregon 97124, USA, telephone: (503) 617 2753.